PACIFIC BOOKER MINERALS INC.
#1702 - 1166 Alberni Street Vancouver, BC V6E 3Z3
Telephone: (604) 681-8556	Toll Free: 1-800-747-9911	Fax: (604) 687-5995
mail: info@pacificbooker.com	Symbols: bkm-tsx venture / pbm-NYSE Amex	Website: pacificbooker.com

NEWS RELEASE

TSX Venture Exchange Symbol - BKM

NYSE Amex Exchange Symbol - PBM

CUSIP #69403 R 10 8

Pacific Booker Minerals Inc. Clarifies “Emphasis Of Matter” In Auditors Report

Vancouver BC,  June 27, 2012:  In the Company’s audited financial statements filed in May, 2012, for the year ended January 31, 2012, in accordance with Canadian auditing standards, the auditor's report contained a paragraph titled Emphasis of Matter:

The report from the Auditors stated:  “Without qualifying our opinion, we draw attention to Note 2 of these financial statements, which states that Pacific Booker Minerals Inc. incurred significant losses from operations, negative cash flows from operating activities and has an accumulated deficit.  This, along with other matters described in Note 2, indicates the existence of a material uncertainty which may cast doubt about the ability of Pacific Booker Minerals Inc. to continue as a going concern.

Under the rules of the NYSE Amex Stock Exchange any such note in an auditor's report is required to be announced.  The Emphasis of Matter paragraph is required to be included in Canadian audit reports for companies which do not have positive cash flows presently or in the short term.

As a result the auditors' report dated May 7, 2012, the company's 2012 financial statements includes this Emphasis of Matter paragraph as the company is an exploration-stage enterprise and its liquidity is ultimately dependent on its ability to obtain necessary financing as required, developing or selling its exploration properties, and ultimately achieving profitable operations.

The Company currently has approximately $2 million in working capital.

The Company held its Annual General Meeting on June 11, 2012 at the Company’s corporate office in Vancouver.  All nominated directors were re-elected to the board and all resolutions passed with 38.5% of our issued shares represented.

The Company would also like to advise any interested party that our financial statements are available for downloading on our corporate website at http://www.pacificbooker.com/financials.htm, or if you would prefer a hard copy sent by regular mail service, we have provided an area on that page where you can request a copy by regular mail.  That option requires that you provide the details needed for mailing.  The details provided will not be used for any purpose other than the mail out of the requested documents.

For information regarding Pacific Booker Minerals Inc., and to view our Khandaker and Standard & Poor’s reports, our 3D animations of the Morrison ore body and site plan, please visit our website home page at http://www.pacificbooker.com.

If you would like to be added to our email newsgroup, please send your request by email to info@pacificbooker.com.

On Behalf of the Board of Directors

   “John Plourde”

John Plourde, Director

No regulatory authority has approved or disapproved the information contained in this news release. This release includes certain statements that may be deemed “forward-looking statements”.  All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements.  Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, statements are not guarantees of future performance and actual results or developments may differ materially from the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploration successes, continued availability of capital and financing, general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

Cautionary Note to U.S. Investors - The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms on this website (or press release), such as "measured,'' "indicated," and "inferred" "resources," that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20- F, File No. 0-51453, which may be secured from us, or from the SEC's website at http://www.sec.gov/edgar.shtml